Exhibit (c)(7) March 4, 2024 Project Star Discussion Materials for the Special Committee Strictly Confidential. Not for Distribution. Preliminary Draft. Subject to Further Review & Modification.

TRANSACTION OVERVIEW 3 01 SITUATION BACKGROUND AND LIQUIDATION 8 ANALYSIS 02 17 APPENDIX 03 22 DISCLAIMER 04

TRANSACTION OVERVIEW 01 01

Illustrative Transaction Sources and Uses

Total Sources & Uses Including Closing Payments

Based on (i) identified sources of financing expected to sign commitment letters concurrently with execution of definitive documents related to a Transaction, (ii) operating forecasts developed by Company management and Riveron and (iii) other assumptions shown below, the Company will have ~$7 - 10mm of cash on the balance sheet immediately following Transaction closing. Cash levels may be higher if additional funding is obtained.

(dollars in millions)

	Timeline to Closing		
Illustrative Cash Sources	**10 Weeks**	**11 Weeks**	**12 Weeks**
Balance Sheet Cash as of 3/1/2024 [1]	$2.4	$2.4	$2.4
Customer A Commercial Payment Concurrent with Signing [2]	2.5	2.5	2.5
Bridge Commitments from Investors (Funded Pre-Closing)	7.5	7.5	7.5
Closing Commitments from Investors (Funded at Closing)	26.0	26.0	26.0
Customer Collections [3]	4.0	4.0	4.0
Total Illustrative Cash Sources	**$42.4**	**$42.4**	**$42.4**

The Founders have identified an additional $9.0 million of total funding from parties that are not expected to have signed commitment letters at Transaction signing. Such amounts are not considered for purposes of this illustrative schedule.

Illustrative Cash Uses	**10 Weeks**	**11 Weeks**	**12 Weeks**
Operating Cash Outflows and Professional Fees [4]	$17.9	$20.1	$20.9
Estimated Cash to Non-Rolling Shareholders [5]	7.4	7.4	7.4
Estimated Seller Transaction Fees	4.0	4.0	4.0
D&O Insurance Tail Policy	3.5	3.5	3.5
Cash to Post-Close Balance Sheet	9.6	7.4	6.6
Total Illustrative Cash Uses	**$42.4**	**$42.4**	**$42.4**

Total Commitments from Investors

(dollars in millions)

Total Commitments from Investors	Funding Date			
	Signing	**Mid-April**	**Closing**	**Total**
MH Orbit	--	$1.0	$15.0	**$16.0**
Astera Institute	5.0	--	5.0	**10.0**
RBH Ventures	--	1.5	3.5	**5.0**
AST SpaceMobile	--	--	2.5	**2.5**
Total	**$5.0**	**$2.5**	**$26.0**	**$33.5**

Only includes projected commitments based on commitment letters expected to be signed up concurrently with signing of a transaction

Note: Signing date illustratively assumed to be on or around 3/4/2024. With your approval we have assumed Parent will secure funding sufficient for the operation of the Company during the period from signing through closing. We express no view or opinion regarding the likelihood or terms of such funding.

1. *Per Company management and Riveron. Includes $300 thousand receipt from Customer P.*
2. *Represents receipt of $2.5 million from Customer A related to a licensing arrangement and new orders that will be executed in conjunction with and conditioned on signing of the Transaction.*
3. *In addition to the $2.5 million receipt from Customer A concurrent with signing, total customer collections between signing and closing of $4.0 million based on estimates from Company management and Riveron.*
4. *For 11 weeks and 12 weeks after signing, operating cash outflows and professional fees illustratively assume (i) personnel payments of ~$1.3 million in week 11 after signing, (ii) ~$0.8 million of AP payments in each week and (iii) ~$0.1 million of professional fees in each week.*
5. *Based on estimate of ~15 million unaffiliated common shares and proposal price of $0.50 per share.*

Sources: Company management, Riveron. Operating forecasts developed by Company management and Riveron.

4 | Houlihan Lokey

CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION

Illustrative Interim Financing Sources and Uses

From Signing to Closing

Based on (i) identified sources of financing expected to sign commitment letters concurrently with execution of definitive documents related to a Transaction, (ii) operating forecasts developed by Company management and Riveron and (iii) other assumptions shown below, the Company may require incremental funds of $5.5mm to $8.5mm prior to Transaction closing.

(dollars in millions)

	Timeline to Closing		
Illustrative Cash Sources	**10 Weeks**	**11 Weeks**	**12 Weeks**
Balance Sheet Cash as of 3/1/2024 [1]	$2.4	$2.4	$2.4
Customer A Commercial Payment Concurrent with Signing [2]	2.5	2.5	2.5
Bridge Commitments from Investors (Funded Pre-Closing)	7.5	7.5	7.5
Customer Collections [3]	4.0	4.0	4.0
Incremental Cash Required to Close	5.5	7.7	8.5
Total Illustrative Cash Sources	**$21.9**	**$24.1**	**$24.9**

Illustrative Cash Uses	**10 Weeks**	**11 Weeks**	**12 Weeks**
Operating Cash Outflows and Professional Fees [4]	$17.9	$20.1	$20.9
Escrow At Signing	4.0	4.0	4.0
Total Illustrative Cash Uses	**$21.9**	**$24.1**	**$24.9**

The Founders have identified an additional $2.5 million of pre-closing funding from parties that are not expected to have signed commitment letters at Transaction signing. Such amounts are not considered for purposes of this illustrative schedule.

Bridge Commitments from Investors (Funded Pre-Closing)

(dollars in millions)

Bridge Commitments from Investors (Funded Pre-Closing)			
	Funding Date		
	Signing	**Mid-April**	**Total**
MH Orbit	--	$1.0	**$1.0**
Astera Institute	5.0	--	**5.0**
RBH Ventures	--	1.5	**1.5**
Total	**$5.0**	**$2.5**	**$7.5**

Only includes projected commitments based on commitment letters expected to be signed up concurrently with signing of a transaction

Note: Signing date illustratively assumed to be on or around 3/4/2024. With your approval we have assumed Parent will secure funding sufficient for the operation of the Company during the period from signing through closing. We express no view or opinion regarding the likelihood or terms of such funding.
Note: Escrow at signing subject to final confirmation.

1. *Per Company management and Riveron. Includes $300 thousand receipt from Customer P.*
2. *Represents receipt of $2.5 million from Customer A related to a licensing arrangement and new orders that will be executed in conjunction with and conditioned on signing of the Transaction.*
3. *In addition to the $2.5 million receipt from Customer A concurrent with signing, total customer collections between signing and closing of $4.0 million based on estimates from Company management and Riveron.*
4. *For 11 weeks and 12 weeks after signing, operating cash outflows and professional fees illustratively assume (i) personnel payments of ~$1.3 million in week 11 after signing, (ii) ~$0.8 million of AP payments in each week and (iii) ~$0.1 million of professional fees in each week.*

Sources: Company management, Riveron. Operating forecasts developed by Company management and Riveron.

5 | Houlihan Lokey
CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION

Illustrative 12-Week Cash Flow Forecast

Assumes Signing Date On or Around 3/4/2024

(dollars in millions)

Week Count	**1**	**2**	**3**	**4**	**5**	**6**	**7**	**8**	**9**	**10**	**11**	**12**
Week Ended	**3/8**	**3/15**	**3/22**	**3/29**	**4/5**	**4/12**	**4/19**	**4/26**	**5/3**	**5/10**	**5/17**	**5/24**
Opening Cash Balance [1]	**$2.4**	**$8.4**	**$5.9**	**$5.2**	**$2.9**	**$2.7**	**$2.9**	**$2.4**	**$2.4**	**($0.1)**	**($1.5)**	**($3.7)**
(-) Employee	(0.3)	(1.4)	(0.0)	(1.3)	(0.3)	(1.3)	(0.0)	(0.0)	(1.3)	(0.3)	(1.3)	(0.0)
(-) AP Payments	(0.4)	(0.8)	(0.8)	(0.8)	(0.4)	(0.8)	(0.8)	(0.8)	(0.4)	(0.8)	(0.8)	(0.8)
(-) Rent, Utilities	(0.4)	--	--	--	(0.4)	--	--	--	(0.4)	--	--	--
(-) Other (Credit Card, Insurance, Tax)	(0.1)	(0.2)	--	(0.1)	--	(0.2)	(0.0)	(0.0)	(0.1)	(0.2)	(0.0)	--
(-) D&O Payment	--	--	--	--	--	--	--	--	--	--	--	--
(-) Special Committee / Company Professional Fees	(1.2)	(0.3)	(0.1)	(0.2)	(0.5)	(0.1)	(0.5)	(0.2)	(0.5)	(0.2)	(0.1)	(0.1)
Total Cash Outflows	**($2.3)**	**($2.5)**	**($0.8)**	**($2.3)**	**($1.5)**	**($2.3)**	**($1.2)**	**($0.9)**	**($2.6)**	**($1.4)**	**($2.2)**	**($0.8)**
(+) Total Estimated Customer Collections [2]	$3.3	--	$0.2	--	$1.4	--	$0.6	$1.0	$0.1	--	--	--
Estimated Financing [3]												
Founders	--	--	--	--	--	--	--	--	--	--	--	--
MH Orbit	--	--	--	--	--	1.0	--	--	--	--	--	--
Astera Institute	5.0	--	--	--	--	--	--	--	--	--	--	--
RBH Ventures	--	--	--	--	--	1.5	--	--	--	--	--	--
(+) Total Estimated Financing	$5.0	--	--	--	--	$2.5	--	--	--	--	--	--
Total Cash Inflows	**$8.3**	**--**	**$0.2**	**--**	**$1.4**	**$2.5**	**$0.6**	**$1.0**	**$0.1**	**--**	**--**	**--**
Ending Cash Balance	**$8.4**	**$5.9**	**$5.2**	**$2.9**	**$2.7**	**$2.9**	**$2.4**	**$2.4**	**($0.1)**	**($1.5)**	**($3.7)**	**($4.5)**
(-) Proposed Segregated Contingency Account	(4.0)	(4.0)	(4.0)	(4.0)	(4.0)	(4.0)	(4.0)	(4.0)	(4.0)	(4.0)	(4.0)	(4.0)
Available Ending Cash Balance	**$4.4**	**$1.9**	**$1.2**	**($1.1)**	**($1.3)**	**($1.1)**	**($1.6)**	**($1.6)**	**($4.1)**	**($5.5)**	**($7.7)**	**($8.5)**

The Founders have identified an additional $2.5 million of pre-closing funding from parties that are not expected to have signed commitment letters at Transaction signing. Such amounts are not considered for purposes of this illustrative schedule.

Note: With your approval we have assumed Parent will secure funding sufficient for the operation of the Company during the period from signing through closing. We express no view or opinion regarding the likelihood or terms of such funding.

Note: Proposed Segregated Contingency Account subject to final confirmation.

1. *Opening cash balance for week of 3/8 provided by Company management and Riveron. Includes $300 thousand receipt from Customer P.*
2. *Company management and Riveron expect to receive $2.5 million from Customer A in conjunction with and conditioned on signing of the Transaction and an additional ~$4.0 million of customer collections are estimated between signing and closing.*
3. *Only includes projected commitments based on commitment letters expected to be signed up concurrently with signing of a Transaction.*

Sources: Company management, Riveron. Operating forecasts developed by Company management and Riveron.

6 | Houlihan Lokey

CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION

Founders’ Identified Commitments (dollars in millions) Total Identified Commitments by Founders Funding Date Signing Mid-April Closing Total MH Orbit -- $1.0 $15.0 $16.0 Astera Institute 5.0 -- 5.0 10.0 RBH Ventures -- 1.5 3.5 5.0 AST SpaceMobile -- -- 2.5 2.5 Potential Investor 1 -- 2.5 2.5 5.0 Shaded rows represent investors expected by Founders to provide financing to support the Transaction, with Potential Investor 2 -- -- 3.0 3.0 commitment letters to be executed subsequent to signing Potential Investor 3 -- -- 1.0 1.0 Total $5.0 $5.0 $32.5 $42.5 Note: We express no view or opinion regarding the likelihood or terms of such funding. Note: In addition to the commitments indicated above, we understand that Customer A will provide $2.5 million at signing under a commercial arrangement that is conditioned on signing of the Transaction. Sources: Founders, Moelis, Company management. CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION 7

SITUATION BACKGROUND AND LIQUIDATION ANALYSIS 02 02

Summary of Strategic Outreach — The Company engaged PJT Partners to act as its financial advisor in connection with future financing activities and to explore potential strategic investments in the Astra Spacecraft Engine (“ASE”), among other strategic transactions – Process began on August 8, 2023, and involved outreach to 30 parties, resulting in no affirmative written proposals, with the exception of a term sheet from Party P regarding an investment in ASE — Following the conclusion of PJT Partners’ process, Houlihan Lokey was engaged as the financial advisor to the Special Committee. At the direction of the Special Committee, Houlihan Lokey: – In November and December 2023, contacted 11 parties, of which 8 parties were incremental to the PJT outreach, regarding a sale and/or other strategic transaction involving the Company; no proposals were received aside from proposals from Party B and Party L – Reached advanced discussions with affiliates of JMCM (the Company’s lead senior secured lender) regarding a Chapter 11 bankruptcy filing • JMCM declined to sponsor such arrangement and no other DIP lenders were identified – In February 2024 held discussions with a number of the Company’s customers and related stakeholders regarding various strategic transactions including but not limited to lending arrangements, investments, a sale of ASE and a sale of the Company (including in the context of a Chapter 11 bankruptcy filing) • Discussions resulted in no actionable proposals from the parties involved, despite intervention of the Space Development Agency to broker a potential solution Source: Company management. CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION 9

Summary of Proposals Received Party P Party B Party L Summary of Submitted term sheet to acquire a 50.1% Submitted proposal to purchase discrete Submitted non-binding proposal to ——— Selected Terms preferred interest in the Company’s ASE equipment for $1.6 million acquire 100% of the shares of the division Company for a proposed valuation of up — The equipment was deemed to be core to to $30 million, including the discharge of Valued ASE division at ~$50 million the operations of the ASE division by — all liabilities and obligations Company management, with replacement — Required separating the Company’s value of $5.0 million— Subject to the satisfactory release or Launch division from the ASE division conversion of all financial obligations including the Senior Secured Convertible — The proposal was conditioned on Astra’s access to sufficient cash to finance Notes operations for at least one year after — Per Company management, required closing of a transaction lengthy regulatory approval process as Required advance payment from Astra of Party L was a foreign company that would — $200,000 for Party P’s expenses associated implicate CFIUS jurisdiction with conducting its diligence Opted to not submit a revised proposal — despite continued outreach CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION 10

Illustrative 12-Week Cash Flow Forecast

Excludes Funding Conditioned On Transaction Signing

(dollars in thousands)

Week Ended	3/1	3/8	3/15	3/22	3/29	4/5	4/12	4/19	4/26	5/3	5/10	5/17	5/24
Opening Cash Balance [1]	**$3.6**	**$2.4**	**$0.9**	**($1.6)**	**($2.3)**	**($4.6)**	**($4.8)**	**($7.1)**	**($7.6)**	**($7.6)**	**($10.1)**	**($11.5)**	**($13.7)**
(-) Employee	(1.7)	(0.3)	(1.4)	(0.0)	(1.3)	(0.3)	(1.3)	(0.0)	(0.0)	(1.3)	(0.3)	(1.3)	(0.0)
(-) AP Payments	(0.1)	(0.4)	(0.8)	(0.8)	(0.8)	(0.4)	(0.8)	(0.8)	(0.8)	(0.4)	(0.8)	(0.8)	(0.8)
(-) Rent, Utilities	--	(0.4)	--	--	--	(0.4)	--	--	--	(0.4)	--	--	--
(-) Other (Credit Card, Insurance, Tax)	(0.2)	(0.1)	(0.2)	--	(0.1)	--	(0.2)	(0.0)	(0.0)	(0.1)	(0.2)	(0.0)	--
(-) D&O Payment	(0.4)	--	--	--	--	--	--	--	--	--	--	--	--
(-) Special Committee / Company Professional Fees	(0.4)	(1.2)	(0.3)	(0.1)	(0.2)	(0.5)	(0.1)	(0.5)	(0.2)	(0.5)	(0.2)	(0.1)	(0.1)
Total Cash Outflows	**($2.8)**	**($2.3)**	**($2.5)**	**($0.8)**	**($2.3)**	**($1.5)**	**($2.3)**	**($1.2)**	**($0.9)**	**($2.6)**	**($1.4)**	**($2.2)**	**($0.8)**
Total Estimated Collections [2]	**$1.6**	**$0.8**	**--**	**$0.2**	**--**	**$1.4**	**--**	**$0.6**	**$1.0**	**$0.1**	**--**	**--**	**--**
Ending Cash Balance	**$2.4**	**$0.9**	**($1.6)**	**($2.3)**	**($4.6)**	**($4.8)**	**($7.1)**	**($7.6)**	**($7.6)**	**($10.1)**	**($11.5)**	**($13.7)**	**($14.5)**
(-) Reserved Amount [3]	(2.3)	(3.0)	(2.3)	(3.0)	(2.3)	(3.0)	(2.3)	(3.0)	(3.8)	(2.3)	(3.0)	(2.3)	(3.0)
Available Ending Cash Balance	**$0.1**	**($2.1)**	**($3.9)**	**($5.3)**	**($6.9)**	**($7.8)**	**($9.3)**	**($10.6)**	**($11.3)**	**($12.4)**	**($14.5)**	**($15.9)**	**($17.5)**

Note: Excludes (i) receipt of $2.5 million from Customer A related to a licensing arrangement and new orders that will be executed in conjunction with and conditioned on signing of the Transaction and (ii) any expected pre-closing funding from investors in the proposed Transaction.

1. *Opening cash balance for week of 3/8 provided by Company management and Riveron. Includes $300 thousand receipt from Customer P.*
2. *Receipt of ~$4.0mm of customer collections over the next 10-12 weeks based on estimates from Company management and Riveron. Excludes receipt of $2.5 million from Customer A that would be provided in conjunction with and conditioned on signing of the Transaction. During the week of 3/1, includes $300 thousand received from the Founders.*
3. *Represents accrued employee costs/benefits and other obligations in the event of a liquidation.*

Sources: Company management, Riveron. Operating forecasts developed by Company management and Riveron.

11 | Houlihan Lokey

CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION

Overview of Approach to Financial Analysis — Based on the weekly cash flow forecast developed by Company management and Riveron, the Company will run out of cash, after taking into account accrued employee costs/benefits and other obligations in the event of a liquidation, as early as March 4, 2024 absent any external financing. — Based on discussions with Company management and the Special Committee, the only alternative to the contemplated Transaction available to the Company is a liquidation under Chapter 7 of the Bankruptcy Code. Below is an excerpt from the 8-K filed by the Company on March 1, 2024: — Based on the foregoing, the Special Committee has directed Houlihan Lokey to rely upon the liquidation analysis prepared by Riveron (and approved by Company management) and presented to the Special Committee on February 13, 2024 for purposes of its financial analyses and Opinion. Sources: Company management, Riveron. Liquidation analysis prepared by Riveron and reviewed/approved by Company management and the Special Committee. CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION 12

Liquidation Analysis Prepared by Riveron

Prepared For Special Committee on February 9, 2024

(dollars in millions)

	Assets	12/31/23 Book Value [1]	Estimated Recovery Rates Low		Estimated Recovery Rates High	Estimated Recovery Low		Estimated Recovery High
A	Unrestricted Cash & Cash Equivalents [2]	$2.0	100%	--	100%	$2.0	--	$2.0
A	Residual Cash in Restricted Account [2]	0.6	100%	--	100%	0.6	--	0.6
B	Accounts Receivable [2]	2.3	10%	--	30%	0.2	--	0.7
C	Inventory	12.2	10%	--	30%	1.2	--	3.7
D	Prepaid Expenses	5.5	15%	--	35%	0.8	--	1.9
E	Other Current Assets	5.8	5%	--	25%	0.3	--	1.4
F	PP&E at the Time of the Hilco report (12/2022)	24.3	26%	--	38%	6.3	--	9.3
F	Net PP&E Investments During CY 2023	2.9	30%	--	50%	0.9	--	1.5
G	Operating Lease ROU assets	9.4	0%	--	0%	--	--	--
G	Long-term Deposits	1.8	10%	--	30%	0.2	--	0.5
G	Trademarks & Other Intangible Assets	7.9	0%	--	0%	--	--	--
	Total Assets / Gross Proceeds	**$74.7**	**17%**	**--**	**29%**	**$12.5**	**--**	**$21.6**
	Cost of Asset Liquidation							
H	Wind-Down Costs					$2.7	--	$2.7
I	Liquidator Fees					1.4	--	3.2
J	Chapter 7 Trustee Professional Fees					2.0	--	2.0
K	Chapter 7 Trustee Fees					0.2	--	0.4
	Total Cost of Asset Liquidation					**$6.4**	**--**	**$8.4**
	Net Cash Available for Distribution (Total Assets less Total Cost of Asset Liquidation)					**$6.2**	**--**	**$13.2**

Note: The liquidation analysis is prepared by Riveron as of 2/9/24, at the direction of Company management and the Special Committee. Per Company management, since preparation of the liquidation analysis, among other potential updates, the Company's cash balance has decreased and amounts due to the senior secured debt lenders has increased.
Note: The liquidation analysis prepared by Riveron assumes a 90-day auction process.
1. Represents estimated balance sheet as of 12/31/23 based on available information as of 2/9/2024, unless otherwise indicated, per Company management and Riveron.
2. Based on 12/31/2023 balance sheet adjusted to reflect the forecasted balance on 2/9/2024 per Company management and Riveron.
Source: Company management and Riveron. Liquidation analysis prepared by Riveron and reviewed/approved by Company management and the Special Committee.

13 | Houlihan Lokey
CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION

Liquidation Analysis Prepared by Riveron (cont.)
Prepared For Special Committee on February 9, 2024

(dollars in millions)

		Estimated Claim [1]	Estimated Recovery Rates Low		Estimated Recovery Rates High	Estimated Recovery Low		Estimated Recovery High
	Total Assets / Gross Proceeds (see prior page)					$12.5	--	$21.6
	Total Cost of Asset Liquidation (see prior page)					(6.4)	--	(8.4)
	Net Cash Available for Distribution					**$6.2**	**--**	**$13.2**
	Gross Claims With Priority to Common Equity							
	Superpriority Claims							
L	Taxes Payable	$0.1	100%	--	100%	$0.1	--	$0.1
	Accrued Tax Liability	2.1	100%	--	0%	2.1	--	--
	Secured Claims							
M	Senior Secured Debt (Incl. Accrued Interest) [1]	$25.1	16%	--	52%	$3.9	--	$13.1
	Senior Secured Debt Minimum Return [2]	12.5	0%	--	0%	--	--	--
	Admin., Priority & Unsecured Claims							
	503(b)(9) Claims	$2.0	0%	--	0%	--	--	--
	Vendor Claims	12.3	0%	--	0%	--	--	--
N	Credit Card Provider Claims	0.8	0%	--	0%	--	--	--
	Operating Lease Claims	4.5	0%	--	0%	--	--	--
	Customer Claims	20.8	0%	--	0%	--	--	--
	Total Gross Claims With Priority to Common Equity	**$80.2**	**8%**	**--**	**16%**	**$6.2**	**--**	**$13.2**
	Estimated Recovery to Common Equity					**$0.0**	**--**	**$0.0**

Note: The liquidation analysis is prepared by Riveron as of 2/9/24, at the direction of Company management and the Special Committee. Per Company management, since preparation of the liquidation analysis, among other potential updates, the Company's cash balance has decreased and amounts due to the senior secured debt lenders has increased.
Note: The liquidation analysis prepared by Riveron assumes a 90-day auction process.
1. *Represents (i) senior secured debt principal outstanding as of 2/9/24 and (ii) estimated accrued interest through the liquidation period. Since Riveron prepared the liquidation analysis, among other potential changes, the Company raised an additional $0.3 million of senior secured debt.*
2. *Per the senior secured debt agreement, the lenders are entitled to a minimum return equal to 150% of outstanding principal, including capitalized interest, if repaid on or prior to June 30, 2024.*

Source: Company management and Riveron. Liquidation analysis prepared by Riveron and reviewed/approved by Company management and the Special Committee.

14 | Houlihan Lokey
CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION

Selected Liquidation Analysis Commentary per Riveron Assets Cash & Cash Equivalents (Unrestricted & Restricted) A § Reflects the Company’s cash balance as of 12/31/23, adjusted to reflect the forecasted balance on 2/9/24. B Accounts Receivable § Reflects the Company’s receivables balance as of 12/31/23, adjusted to reflect the forecasted balance on 2/9/24. C Inventory § Reflects the Company’s estimated inventory balance as of 12/31/23. D Prepaid Expenses § Reflects the Company’s estimated balance as of 12/31/23 and consists of prepaid inventory deposits, software licenses, expenses and insurance. At the midpoint, Riveron and Company management expect 100% recovery of the prepaid insurance and 20% recovery of the other prepaid assets. Other Current Assets E § Reflects the Company’s estimated balance as of 12/31/23 and consists of other accounts receivable, deposits, deferred cost of goods sold, deferred commissions, deferred issuance costs and accrued interest. Net PP&E F § PP&E at the time of the Hilco Report (12/2022) reflects the Company’s book value as of 12/31/22 (corresponding to the Hilco appraisal in December 2022). In Hilco’s appraisal, Hilco estimated a “Forced Liquidation Value” for the Company’s PP&E assuming liquidation over three months and an “Orderly Liquidation Value” assuming liquidation over six months. Riveron’s liquidation analysis assumes (i) the low end is equivalent to Hilco’s low estimate and (ii) the high end is $1.5 million more than Hilco’s high estimate (~20% increase to Hilco’s estimate). § Net PP&E Investments During CY 2023 reflects incremental PP&E purchased during 2023, following the Hilco report. The Company and Riveron assumes slightly higher recoveries on the newer PP&E than the PP&E at the time of the Hilco report. G Other Non-Current Assets § Operating lease ROU assets, long-term deposits and trademarks & other intangible assets all reflect the Company’s estimated balance as of 12/31/23. Note: The liquidation analysis is prepared by Riveron as of 2/9/24, at the direction of Company management and the Special Committee. Since preparation of the liquidation analysis, among other potential updates, the Company’s cash balance has decreased and amounts due to the senior secured debt lenders has increased. Note: The liquidation analysis prepared by Riveron assumes a 90-day auction process. Source: Company management and Riveron. Liquidation analysis prepared by Riveron and reviewed/approved by Company management and the Special Committee. CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION 15

Selected Liquidation Analysis Commentary per Riveron (cont.) Cost of Asset Liquidation H Wind-Down Costs § Reflects estimate for (i) three months of rent expense, insurance and utility payments, (ii) continued employment of five employees at an annualized cost of $300 thousand per employee, and (iii) a $200 thousand per month contingency. I Liquidator Fees § Reflects estimated fees paid in connection with the liquidation of the Company’s fixed assets. At the low end, the Company and Riveron assumes 20% of gross proceeds which is approximately in line with Hilco’s estimated fee to conduct a three-month “Forced Liquidation”. At the high end, the Company and Riveron assumes the fee calculated in the low scenario plus 50% of incremental proceeds which is lower than the fee Hilco estimated it would charge in an “Orderly Liquidation”. J Chapter 7 Trustee Professional Fees § Reflects estimated professional fees including cost of attorneys, accountants and other professionals that the Chapter 7 trustee would likely retain to assist in the liquidation process. Chapter 7 Trustee Fees K § Reflects the fee a Chapter 7 trustee would earn based on Section 326(a) of the Bankruptcy Code. The Company and Riveron estimate the trustee will earn a $53,350 fee on the first $1 million in disbursements plus 3% thereabove. Gross Claims With Priority to Common Equity Superpriority Claims L § Reflects tax-related claims including ~$142 thousand of unpaid taxes and $2.1 million in taxes related to employee benefits that it may need to pay. At the high end, the Company and Riveron assume that the $2.1 million tax on employee benefits does not need to be paid. Secured Claims M § ~$23.8 million of outstanding principal as of 2/9/2024. § ~$1.2 million of accrued interest through the end of the liquidation/auction period. § Per the senior secured debt agreement, the lenders are entitled to a minimum return equal to 150% of outstanding principal, including capitalized interest, if repaid on or prior to June 30, 2024. N Admin., Priority & Unsecured Claims § The Company and Riveron estimates ~$2 million in 503(b)(9) vendor claims related to product and services that the Company received in the 20 days leading up to its Chapter 7 filing. The Company and Riveron do not expect any claims from employees as the Company would plan to pay all outstanding payroll obligations prior to a Chapter 7 filing. § Unsecured claims reflect claims from vendors, customers, landlords and credit card providers. Note: The liquidation analysis is prepared by Riveron as of 2/9/24, at the direction of Company management and the Special Committee. Since preparation of the liquidation analysis, among other potential updates, the Company’s cash balance has decreased and amounts due to the senior secured debt lenders has increased. Note: The liquidation analysis prepared by Riveron assumes a 90-day auction process. Source: Company management and Riveron. Liquidation analysis prepared by Riveron and reviewed/approved by Company management and the Special Committee. CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION 16

APPENDIX 01 03

Stock Trading Activity Since De-SPAC (7/1/2021)



Closing Stock Price ($)
Daily Volume (millions)
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Jul-21
Sep-21
Nov-21
Jan-22
Mar-22
May-22
Jul-22
Sep-22
Nov-22
Jan-23
Mar-23
May-23
Jul-23
Sep-23
Nov-23
Jan-24
Mar-24
A
B
C
D
E
F
G
H
I
J
K
L
M
N
O
P
Q
R
On 8/14/23, the Company reported 2Q23 earnings and issued 3Q23 guidance, including: (i) 8-12 engine deliveries, Adj. EBITDA of ($29)mm – ($25)mm, CapEx of $1mm – $2mm and Cash & Equivalents of $15mm – $20mm.
On 8/15/23, Bank of America terminated equity research coverage due to limited investor interest (no other analyst coverage)
Daily Trading Volume
Astra Space, Inc.

Selected Trading Information

Float[1]: ~16.9 million or 74.6% of shares outstanding

	ADTV as % of S/O	Avg. Daily Traded Value (mm)
90-Days Prior to Initial Proposal (8/10/23-11/8/24)	1.5%	$0.5
90-Days as of 3/1/24 (12/2/23-3/1/24)	2.2%	$1.0

Selected Events

Event	Date	Comment
A	7/1/21	Began trading on Nasdaq under the ticker symbol "ASTR" following the completion of its business combination with Holicity, Inc., raising ~$500 million in cash proceeds.
B	8/11/21	Announced Michèle Flournoy, former Under Secretary of Defense, joined Astra's Board, and will chair the nominating and governance committees.
C	10/22/21	The Company announced there were errors in its accounting for convertible preferred stock following the close of its business combination with Holicity and that investors should not rely on financials for the 3 and 6-months ended 6/30/21.
D	11/26/21	The Company announced it would redeem all outstanding Redeemable Warrants from Holicity's IPO, as well as all outstanding Private Placement Warrants, on 12/27/21.
E	3/23/22	Announced that the audit committee of the Board replaced Grant Thornton with PwC as the Company's independent public accounting firm.
F	8/2/22	Announced a committed equity facility with B. Riley, whereby the Company may sell and issue up to $100 million of Class A common stock to B. Riley over 24 months (limited to 19.99% of Class A and Class B common stock).
G	9/30/22	Appointed Axel Martinez CFO effective November 2022, replacing Kelyn Brannon.
H	10/7/22	Received notice from Nasdaq that the Company was not in compliance with listing requirements as its closing price fell below $1.00 for 30 consecutive business days.
I	3/30/23	In Astra's 2022 Form 10-K, PwC raised substantial doubt as to the Company's ability to operate as a going concern due to operating losses and additional capital needs.

Event	Date	Comment
J	7/10/23	Entered into a sales agreement with Roth Capital to sell up to $65 million of Class A common stock, from time to time, through an "at the market offering" program.
K	8/4/23	The Company announced a reallocation of ~50 employees from Launch Services to Space Products and reduced overall workforce by ~25% since the beginning of the quarter. The Company also closed a registered issuance of $12.5 million of Senior Secured Notes and Warrants to purchase up to 22.5 million shares of Class A common stock.
L	9/13/23	Announced a 1-for-15 reverse stock split for both Class A and Class B common stock.
M	9/28/23	The Company announced it received notice from Nasdaq that it has regained compliance with the minimum bid price requirement.
N	10/23/23	The Company announced it executed a non-binding term sheet with JMCM for the potential issuance of Senior Secured Convertible Notes up to $25 million, which it later closed with JMCM and Sherpa on 11/6/23 for a total investment of ~$13.4 million.
O	11/9/23	Astra announced that the Founders submitted a non-binding proposal to acquire all outstanding common stock, not currently owned, for $1.50/share in cash.
P	1/25/24	The Company announced that on 1/19/24 it closed a subsequent financing in which it issued an additional $6 million of Senior Secured Convertible Notes.
Q	2/6/24	Astra announced that its noteholders agreed to defer the 2/1/24 amortization payment to 5/1/24.
R	2/26/24	In an amended Schedule 13-D filing, the Founders announced a revised proposal of $0.50/share.

Note: The Company effected a 1-for-15 reverse stock split on 9/14/23 and trading data above reflects post-split closing prices.

1. Based on total Class A and Class B common shares outstanding as of 3/1/24 per Company management. Float excludes shares held by management and directors.

Sources: Company management, Capital IQ, press releases and public filings.

18 | Houlihan Lokey

CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION

Relative Total Shareholder Returns Since De-SPAC (7/1/21) Total Shareholder Return Since De-SPAC One-Year Since Initial Proposal [2] (7/1/21 - 3/1/24) (3/1/23 - 3/1/24) (11/9/23 - 3/1/24) Astra Space, Inc. -99.3% -82.6% -3.6% S&P 500 Index (Total Return) 24.0% 32.1% 18.8% S&P Kensho Space Index (Total Return) 4.7% 7.6% 12.9% 40% Selected Industry Participants [1] -75.7% -24.7% 17.7% 24.0% 20% 4.7% 0% -20% -40% -60% -75.7% -80% -99.3% -100% -120% Astra Space, Inc. S&P 500 Index (Total Return) S&P Kensho Space Index (Total Return) Selected Industry Participants [1] Note: No company displayed above for comparative purposes is identical to the Company. 1. Selected Industry Participants is equally weighted and includes Avio S.p.A., BlackSky Technology Inc., Momentus Inc., Planet Labs PBC, Redwire Corporation, Rocket Lab USA, Inc., Terran Orbital Corporation and Virgin Galactic Holdings, Inc. 2. Represents the first trading day following the announcement of the original non-binding proposal from Chris Kemp and Adam London to acquire all of the outstanding common stock of the Company not already owned for $1.50 per share in cash. Source: Capital IQ as of 3/1/24. CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION 19 Total Shareholder Return

Historical Actual Results vs. Management Budget

Actual vs. Budget

(dollars in millions)

	CY 2022			YTD 2023 [4]		
	Actual Results	Original Board Plan [1]	Difference vs. Original [1]	Actual Results	AOF [5]	Difference vs. AOF [5]
Revenue	**$9.4**	**$27.7**	**($18.3)**	**$1.0**	**$27.7**	**($26.7)**
Cost of Revenue	(29.5)	(32.4)	2.8	(0.6)	(9.5)	8.9
Gross Profit	($20.2)	($4.7)	($15.5)	$0.3	$18.2	($17.8)
Operating Expenses excl. SBC/D&A [2]	($168.5)	($171.2)	$2.8	($100.8)	($110.3)	$9.5
Other Adjustments [3]	14.7	--	14.7	(0.7)	--	(0.7)
Adjusted EBITDA	**($173.9)**	**($175.9)**	**$2.0**	**($101.2)**	**($92.1)**	**($9.1)**

Note: Difference reflects Actual Results less Original Board Plan and Actual Results less AOF, respectively.

1. *Represents original budget presented to and approved by the Board in November 2021, per Company management.*
2. *Actual results exclude (i) impairment expense, (ii) goodwill impairment, and (iii) loss (gain) on change in fair value of contingent consideration.*
3. *Other adjustments reflect the difference between operating expenses excl. SBC/D&A and Adjusted EBITDA, as publicly reported or included in Board forecasts.*
4. *YTD 2023 results reflect the first nine months of 2023.*
5. *Represents revised budget presented to the Board in Q2 2023, per Company management.*

Sources: Company management and public filings.

20 | Houlihan Lokey

CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION

Glossary Definition Description Adjusted EBITDA Earnings Before Interest, Taxes, Depreciation and Amortization, adjusted for certain non-recurring items ADTV Average Daily Trading Volume Annual Operating Forecast AOF Capital Expenditures CapEx CY Calendar Year Depreciation and Amortization D&A D&O Directors and Officers Debtor-in-Possession DIP Million mm PP&E Property, Plant and Equipment Quarter Q Right-of-Use ROU SBC Stock-Based Compensation Year-to-Date YTD CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION 21

DISCLAIMER 01 04

Disclaimer ¡ This presentation, and any supplemental information (written or oral) or other documents provided in connection therewith (collectively, the “materials”), are provided solely for the information of the Special Committee (the “Committee”) of the Board of Directors (the “Board”) of Astra Space, Inc. (the “Company”) by Houlihan Lokey in connection with the Committee’s consideration of a potential transaction (the “Transaction”) involving the Company. This presentation is incomplete without reference to, and should be considered in conjunction with, any supplemental information provided by and discussions with Houlihan Lokey in connection therewith. Any defined terms used herein shall have the meanings set forth herein, even if such defined terms have been given different meanings elsewhere in the materials. ¡ The materials are for discussion purposes only. Houlihan Lokey expressly disclaims any and all liability, whether direct or indirect, in contract or tort or otherwise, to any person in connection with the materials. The materials were prepared for specific persons familiar with the business and affairs of the Company for use in a specific context and were not prepared with a view to public disclosure or to conform with any disclosure standards under any state, federal or international securities laws or other laws, rules or regulations, and none of the Committee, the Company or Houlihan Lokey takes any responsibility for the use of the materials by persons other than the Committee. The materials are provided on a confidential basis solely for the information of the Committee and may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to, in whole or in part, without Houlihan Lokey’s express prior written consent. ¡ Notwithstanding any other provision herein, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons without limitation of any kind, the tax treatment and tax structure of any transaction and all materials of any kind (including opinions or other tax analyses, if any) that are provided to the Company relating to such tax treatment and structure. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws. For this purpose, the tax treatment of a transaction is the purported or claimed U.S. income or franchise tax treatment of the transaction and the tax structure of a transaction is any fact that may be relevant to understanding the purported or claimed U.S. income or franchise tax treatment of the transaction. If the Company plans to disclose information pursuant to the first sentence of this paragraph, the Company shall inform those to whom it discloses any such information that they may not rely upon such information for any purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey is not an expert on, and nothing contained in the materials should be construed as advice with regard to, legal, accounting, regulatory, insurance, tax or other specialist matters. Houlihan Lokey’s role in reviewing any information was limited solely to performing such a review as it deemed necessary to support its own advice and analysis and was not on behalf of the Committee. ¡ The materials necessarily are based on financial, economic, market and other conditions as in effect on, and the information available to Houlihan Lokey as of, the date of the materials. Although subsequent developments may affect the contents of the materials, Houlihan Lokey has not undertaken, and is under no obligation, to update, revise or reaffirm the materials. The materials are not intended to provide the sole basis for evaluation of the Transaction and do not purport to contain all information that may be required. The materials do not address the underlying business decision of the Company or any other party to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party. The materials do not constitute any opinion, nor do the materials constitute a recommendation to the Board, the Committee, the Company, any security holder of the Company or any other party as to how to vote or act with respect to any matter relating to the Transaction or otherwise or whether to buy or sell any assets or securities of any company. Houlihan Lokey’s only opinion is the opinion, if any, that is actually delivered to the Committee. In preparing the materials Houlihan Lokey has acted as an independent contractor and nothing in the materials is intended to create or shall be construed as creating a fiduciary or other relationship between Houlihan Lokey and any party. The materials may not reflect information known to other professionals in other business areas of Houlihan Lokey and its affiliates. ¡ The preparation of the materials was a complex process involving quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaption and application of these methods to the unique facts and circumstances presented and, therefore, is not readily susceptible to partial analysis or summary description. Furthermore, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, the analyses contained in the materials must be considered as a whole. Selecting portions of the analyses, analytic methods and factors without considering all analyses and factors could create a misleading or incomplete view. The materials reflect judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the participants in the Transaction. Any estimates of value contained in the materials are not necessarily indicative of actual value or predictive of future results or values, which may be significantly more or less favorable. Any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which any assets, businesses or securities may actually be sold. The materials do not constitute a valuation opinion or credit rating. In preparing the materials, Houlihan Lokey has not conducted any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or any other party and has no obligation to evaluate the solvency of the Company or any other party under any law. CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION 23

Disclaimer (cont.) ¡ All budgets, projections, estimates, financial analyses, reports and other information with respect to operations (including, without limitation, estimates of potential cost savings and synergies) reflected in the materials have been prepared by management of the relevant party or are derived from such budgets, projections, estimates, financial analyses, reports and other information or from other sources, which involve numerous and significant subjective determinations made by management of the relevant party and/or which such management has reviewed and found reasonable. The budgets, projections and estimates (including, without limitation, estimates of potential cost savings and synergies) contained in the materials may or may not be achieved and differences between projected results and those actually achieved may be material. Houlihan Lokey has relied upon representations made by management of the Company and other participants in the Transaction that such budgets, projections and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management (or, with respect to information obtained from public sources, represent reasonable estimates), and Houlihan Lokey expresses no opinion with respect to such budgets, projections or estimates or the assumptions on which they are based. The scope of the financial analysis contained herein is based on discussions with the Company (including, without limitation, regarding the methodologies to be utilized), and Houlihan Lokey does not make any representation, express or implied, as to the sufficiency or adequacy of such financial analysis or the scope thereof for any particular purpose. ¡ Houlihan Lokey has assumed and relied upon the accuracy and completeness of the financial and other information provided to, discussed with or reviewed by it without (and without assuming responsibility for) independent verification of such information, makes no representation or warranty (express or implied) in respect of the accuracy or completeness of such information and has further relied upon the assurances of the Company and other participants in the Transaction that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, Houlihan Lokey has relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or any other participant in the Transaction since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to, discussed with or reviewed by Houlihan Lokey that would be material to its analyses, and that the final forms of any draft documents reviewed by Houlihan Lokey will not differ in any material respect from such draft documents. ¡ The materials are not an offer to sell or a solicitation of an indication of interest to purchase any security, option, commodity, future, loan or currency. 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